Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2014

(Unaudited)

Talisman Energy Inc.
Condensed Consolidated Balance Sheets

(Unaudited)

	September 30,	December 31,
(millions of US$)	2014	2013

Assets
Current
Cash and cash equivalents (note 22)	237	364
Accounts receivable	1,168	1,117
Risk management (note 16)	116	17
Income and other taxes receivable	96	52
Restricted cash (note 8)	177	121
Inventories	215	137
Prepaid expenses	40	14
Assets held for sale (note 4)	-	776
	2,049	2,598
Other assets (note 7)	178	160
Restricted cash (note 8)	-	94
Investments (note 5)	1,421	1,204
Risk management (note 16)	82	20
Goodwill (note 6)	568	575
Property, plant and equipment (note 9)	9,654	9,752
Exploration and evaluation assets (note 9)	3,133	3,165
Deferred tax assets	1,680	1,593
	16,716	16,563
Total assets	18,765	19,161

Liabilities
Current
Bank indebtedness	7	13
Accounts payable and accrued liabilities	1,628	1,835
Current portion of Yme removal obligation (note 8)	195	121
Risk management (note 16)	6	101
Income and other taxes payable	76	155
Loans from joint ventures (note 5)	318	288
Current portion of long-term debt (note 13)	722	882
Liabilities associated with assets held for sale (note 4)	-	160
	2,952	3,555
Decommissioning liabilities (note 11)	1,826	1,727
Yme removal obligation (note 8)	19	131
Other long-term obligations (note 14)	286	246
Risk management (note 16)	-	37
Long-term debt (note 13)	3,973	4,357
Deferred tax liabilities	675	553
	6,779	7,051

Contingencies and commitments (note 17)

Shareholders' equity
Common shares (note 15)	1,742	1,723
Preferred shares (note 15)	191	191
Contributed surplus	135	135
Retained earnings	6,155	5,695
Accumulated other comprehensive income	811	811
	9,034	8,555
Total liabilities and shareholders' equity	18,765	19,161

See accompanying notes.

Talisman Energy Inc.
Condensed Consolidated Statements of Income (Loss)

(Unaudited)	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2014	2013	2014	2013

Revenue
Sales	1,114	1,159	3,649	3,409
Other income (note 18)	35	41	114	83
Income (loss) from joint ventures and associates, after tax (note 5)	(13)	44	(44)	65
Total revenue and other income	1,136	1,244	3,719	3,557

Expenses
Operating	339	338	1,051	1,048
Transportation	57	46	150	148
General and administrative	95	106	305	320
Depreciation, depletion and amortization	458	482	1,407	1,367
Impairment (note 10)	-	2	158	-
Dry hole	36	13	64	82
Exploration	53	66	162	208
Finance costs (note 12)	85	87	266	244
Share-based payments expense (recovery) (note 15)	(17)	6	(24)	30
(Gain) loss on held-for-trading financial instruments (note 16)	(428)	120	(197)	(21)
(Gain) loss on disposals (note 4)	(6)	1	(560)	(58)
Other, net (note 19)	(3)	47	42	71
Total expenses	669	1,314	2,824	3,439
Income (loss) before taxes	467	(70)	895	118
Income taxes (note 20)
Current income tax	58	171	318	457
Deferred income tax recovery	(16)	(187)	(102)	(169)
	42	(16)	216	288
Net income (loss)	425	(54)	679	(170)

Per common share (US$):
Net income (loss)	0.41	(0.05)	0.65	(0.17)
Diluted net income (loss)	0.38	(0.08)	0.57	(0.23)
Weighted average number of common shares outstanding (millions)
Basic	1,033	1,031	1,033	1,029
Diluted	1,041	1,034	1,040	1,035

See accompanying notes.

Talisman Energy Inc.
Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)
	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2014	2013	2014	2013

Net income (loss)	425	(54)	679	(170)

Actuarial gains (losses) relating to pension and other post-employment benefits1	(1)	(4)	(4)	4
Other comprehensive income (loss) not being reclassified to net income or loss in subsequent periods	(1)	(4)	(4)	4
Comprehensive income (loss)	424	(58)	675	(166)
1. For the three and nine months ended September 30, 2014, is net of tax of $nil and $1 million respectively (2013 - $1 million and $1 million respectively).

See accompanying notes.

Talisman Energy Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2014	2013	2014	2013

Common shares (note 15)
Balance at beginning of period	1,759	1,709	1,723	1,639
Issued on exercise of stock options	-	5	5	31
Shares purchased and held in trust for long-term PSU plan	(17)	-	(17)	-
Shares released from trust for long-term PSU plan	-	-	31	44
Balance at end of period	1,742	1,714	1,742	1,714

Preferred shares (note 15)
Balance at beginning of period	191	191	191	191
Issued	-	-	-	-
Balance at end of period	191	191	191	191

Contributed surplus
Balance at beginning of period	124	110	135	121
Settlement of long-term PSU plan grant	-	-	(31)	(44)
Share-based payments	11	14	31	47
Balance at end of period	135	124	135	124

Retained earnings
Balance at beginning of period	5,802	6,898	5,695	7,148
Net income (loss)	425	(54)	679	(170)
Actuarial gains (losses) transferred to retained earnings	(1)	(4)	(4)	4
Common share dividends (note 15)	(69)	(70)	(209)	(208)
Preferred share dividends (note 15)	(2)	(2)	(6)	(6)
Balance at end of period	6,155	6,768	6,155	6,768

Accumulated other comprehensive income
Balance at beginning of period	811	811	811	811
Other comprehensive income (loss)	(1)	(4)	(4)	4
Actuarial losses (gains) transferred to retained earnings	1	4	4	(4)
Balance at end of period	811	811	811	811

See accompanying notes.

Talisman Energy Inc.
Condensed Consolidated Statements of Cash Flows

(Unaudited)	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2014	2013	2014	2013

Operating activities
Net income (loss)	425	(54)	679	(170)
Add: Finance costs (cash and non-cash) (note 12)	85	87	266	244
Dividends from associates (note 5)	-	37	-	37
Items not involving cash (note 21)	37	401	709	1,130
	547	471	1,654	1,241
Changes in non-cash working capital	(89)	166	(360)	84
Cash provided by operating activities	458	637	1,294	1,325

Investing activities
Capital expenditures
Exploration, development and other	(549)	(608)	(1,543)	(1,826)
Property acquisitions	-	(94)	(23)	(94)
Proceeds of resource property dispositions (note 4)	102	4	1,494	103
Yme removal obligation (note 8)	(9)	(14)	(38)	261
Restricted cash (note 8)	9	14	38	(224)
Investments (note 5)	(186)	(2)	(186)	(9)
Loan to joint venture, net of repayments (note 5)	7	(126)	(343)	(215)
Changes in non-cash working capital	141	(74)	99	(189)
Cash used in investing activities	(485)	(900)	(502)	(2,193)

Financing activities
Long-term debt repaid (note 13)	(18)	-	(897)	(4)
Long-term debt issued (note 13)	44	557	359	1,066
Loans from joint venture (note 5)	12	1	30	50
Common shares issued (note 15)	-	4	4	21
Common shares purchased (note 15)	(17)	-	(17)	-
Finance costs (cash) (note 12)	(74)	(77)	(226)	(218)
Common share dividends (note 15)	(69)	(70)	(209)	(208)
Preferred share dividends (note 15)	(2)	(2)	(6)	(6)
Deferred credits and other	12	3	13	(12)
Changes in non-cash working capital	18	20	31	31
Cash provided by (used in) financing activities	(94)	436	(918)	720
Effect of translation on foreign currency cash and cash equivalents	(1)	-	5	-
Net increase (decrease) in cash and cash equivalents	(122)	173	(121)	(148)
Cash and cash equivalents net of bank indebtedness, beginning of period	352	232	351	553
Cash and cash equivalents net of bank indebtedness, end of period	230	405	230	405

Cash and cash equivalents	237	407	237	407
Bank indebtedness	(7)	(2)	(7)	(2)
Cash and cash equivalents net of bank indebtedness, end of period	230	405	230	405

See accompanying notes.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)
(tabular amounts in millions of US dollars, except as noted)

1. CORPORATE INFORMATION
Talisman Energy Inc. (‘Talisman’ or ‘the Company’) is a public company incorporated pursuant to the laws of Canada and domiciled in Alberta, Canada, with common shares listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ‘TLM’. The registered office is located at Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, Canada, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The interim condensed Consolidated Financial Statements as at and for the three and nine month periods ended September 30, 2014 were approved by the Audit Committee on November 3, 2014.

2. BASIS OF PREPARATION
These interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). Certain information and disclosures required to be included in notes to annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as issued by the IASB, have been condensed or omitted.

The interim condensed Consolidated Financial Statements should be read in conjunction with the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2013 and the notes thereto.

These interim condensed Consolidated Financial Statements were prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities measured at fair value through the condensed Consolidated Statement of Income (Loss).

3. SIGNIFICANT ACCOUNTING POLICIES
a) Accounting Policies Used
The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2013, except for adoption of the following new standards and interpretations effective as of January 1, 2014:

Offsetting Financial Assets and Financial Liabilities
•
IAS 32 Offsetting Financial Assets and Financial Liabilities - Financial Instruments Presentation.  The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement.  The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements.  The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. As the Company is not netting any significant amounts related to financial instruments and does not have any significant offsetting arrangements, the amendment does not have an impact on the Company’s financial statements.

Impairment of Assets
•
IAS 36 Impairment of Assets – Amendments to IAS 36. The amended standard requires entities to disclose the recoverable amount of an impaired Cash Generating Unit (CGU). The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. This standard did not have an impact on the Company’s financial position or performance.

Levies
•
IFRIC 21 Levies - Interpretation of IAS 37 Provisions, contingent liabilities and assets: IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. The interpretation clarifies that the obligation that gives rise to the liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company reviewed payments considered to be levies and concluded that the application of the standard did not have a significant impact on the Company.

b) Accounting Pronouncements Not Yet Adopted
The Company continues to assess the impact of adopting the pronouncements from the IASB as described below:

Financial Instruments
•
IFRS 9 Financial Instruments: IFRS 9 (July 2014) replaces earlier versions of IFRS 9 that had not yet been adopted by the Company and supersedes IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new models for classification and measurement of financial instruments, hedge accounting and impairment of financial assets and is mandatorily effective for periods beginning on or after January 1, 2018. The Company continues to review the standard as it is updated and monitor its impact on the Company’s financial statements.

Revenue
•
IFRS 15 Revenue from Contracts with Customers: IFRS 15 specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017. Application of the standard is mandatory and early adoption is permitted. The Company has not yet determined the impact of the standard on the Company’s financial statements.

4. DISPOSALS AND ASSETS HELD FOR SALE
North America Dispositions
In June 2014, Talisman signed a purchase and sale agreement to sell non-core assets in western Canada for total cash consideration of C$120 million, before closing adjustments. The transaction closed on July 31, 2014 with net proceeds of $99 million, resulting in a loss on disposal of $3 million ($3 million after tax).

In April 2014, Talisman sold non-core assets in western Canada for net proceeds of $45 million after $10 million in working capital adjustments, resulting in a loss on disposal of $3 million ($3 million after tax).

In March 2014, Talisman completed the sale of its Montney acreage in northeast British Columbia for proceeds of $1.3 billion, resulting in a pre-tax gain of $567 million ($493 million after tax).  The assets held for sale and liabilities associated with assets held for sale included in the Consolidated Balance Sheet as at December 31, 2013 were $776 million and $160 million respectively.  The operating results from January 1, 2014 up to the date of closing were included in net income for the three month period ended March 31, 2014 and the gain was included in ‘Gain on disposals’ on the condensed Consolidated Statement of Income (Loss).

In May 2013, Talisman completed sales of non-core assets in western Canada for proceeds of $63 million, resulting in a pre-tax gain of $52 million ($39 million after tax).

Southeast Asia Disposition
On May 3, 2013, Talisman completed the sale of its 5.03% interest in the Offshore Northwest Java Production Sharing Contract (PSC) in Indonesia for net proceeds of $36 million, resulting in a pre-tax gain of $9 million ($3 million after tax).

5. INVESTMENTS

	September 30, 2014	December 31, 2013
Investments in Joint Ventures
Equity investment in Equion	704	920
Equity investment in TSEUK	116	(606)
Loan to TSEUK	521	812
	1,341	1,126
Available-for-sale investments
Transasia Pipeline Company Pvt. Ltd.	34	34
Other	46	44
	80	78
Total	1,421	1,204

The Company assesses investments for impairment whenever changes in circumstances or events indicate that the carrying value may not be recoverable. If such impairment indicators exist, the carrying amount of the investment is compared to its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs to sell and its value in use. The investment is written down to its recoverable amount when its carrying amount exceeds the recoverable amount.

Investments in Joint Ventures
Movement in investment in TSEUK joint ventures during the period:

	Nine months ended September 30, 2014	Year ended December 31, 2013
Balance, beginning of period	206	258
Investment in TSEUK	829	-
Loan to TSEUK, net of repayments and settlements	(291)	398
Share of net loss and comprehensive loss	(107)	(450)
Balance, end of period	637	206

Talisman has a 51% interest in the ownership and voting rights of Talisman Sinopec Energy UK Limited (TSEUK) whose principal place of operations is the United Kingdom and is incorporated in England and Wales.  Talisman is one of two shareholders in this corporate joint venture engaging in the exploration for, and development and production of crude oil and natural gas.  The corporate joint venture is governed by a shareholders’ agreement, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

Movement in investment in Equion joint ventures during the period:

	Nine months ended September 30, 2014	Year ended December 31, 2013
Balance, beginning of period	920	804
Share of net loss and comprehensive loss	63	116
Dividend declared by Equion	(279)	-
Balance, end of period	704	920

Talisman has a 49% interest in the ownership and voting rights of Equion Energía Limited (Equion) whose principal place of operations is Colombia.  Talisman is one of two shareholders in this strategic corporate joint venture engaged in the exploration for, and development and production of crude oil and natural gas.  The corporate joint venture is governed by a heads of agreement amongst the shareholders, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

The following table summarizes the financial information of the joint ventures. The table also reconciles financial information to the carrying amount of the Company's interests in joint ventures, which are accounted for using the equity method.

Summarized Balance Sheets	September 30, 2014			December 31, 2013
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Cash and cash equivalents	94	192	286	42	69	111
Current assets	547	422	969	527	304	831
Loans receivable from shareholders	-	648	648	-	587	587
Non-current assets	4,297	1,247	5,544	3,515	1,321	4,836
Total assets	4,938	2,509	7,447	4,084	2,281	6,365
Current liabilities	758	1,121	1,879	700	420	1,120
Loans payable to shareholders	1,021	-	1,021	1,592	-	1,592
Non-current liabilities	3,082	282	3,364	3,131	315	3,446
Total liabilities	4,861	1,403	6,264	5,423	735	6,158
Net assets (liabilities)	77	1,106	1,183	(1,339)	1,546	207

Talisman’s interest	51%	49%		51%	49%
Talisman’s share of net assets (liabilities)	39	542	581	(683)	758	75
Goodwill	77	162	239	77	162	239
	116	704	820	(606)	920	314
Loan to TSEUK	521	-	521	812	-	812
	637	704	1,341	206	920	1,126
1. Balances represent respective entity’s 100% share.

Summarized Statements of Income (Loss)	Three months ended September 30, 2014			Three months ended September 30, 2013
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Revenue	233	167	400	411	166	577

Operating	349	26	375	308	21	329
Transportation	6	11	17	6	12	18
General and administrative	12	-	12	3	-	3
Depreciation, depletion and amortization	64	60	124	86	47	133
Exploration expense	5	-	5	21	-	21
Finance costs	27	-	27	23	2	25
Impairment	-	-	-	-	-	-
Other	26	(9)	17	8	(11)	(3)
Income (loss) before tax	(256)	79	(177)	(44)	95	51
Current income tax expense (recovery)	(24)	50	26	(54)	37	(17)
Deferred income tax expense (recovery)	(173)	(6)	(179)	20	(9)	11
Net income (loss) and comprehensive income (loss)	(59)	35	(24)	(10)	67	57

Talisman’s interest	51%	49%		51%	49%
Talisman’s share of income (loss) after tax	(30)	17	(13)	(5)	33	28
Cash dividends received by Talisman	-	-	-	-	-	-
1.	Balances represent respective entity’s 100% share.

Summarized Statements of Income (Loss)	Nine months ended September 30, 2014			Nine months ended September 30, 2013
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Revenue	939	488	1,427	1,122	563	1,685

Operating	1,005	71	1,076	892	67	959
Transportation	17	31	48	18	32	50
General and administrative	27	-	27	9	-	9
Depreciation, depletion and amortization	240	192	432	253	156	409
Exploration expense	10	-	10	34	1	35
Finance costs	94	1	95	62	2	64
Impairment	198	-	198	349	-	349
Other	53	(35)	18	(27)	(8)	(35)
Income (loss) before tax	(705)	228	(477)	(468)	313	(155)
Current income tax expense (recovery)	(50)	125	75	(99)	129	30
Deferred income tax recovery	(445)	(25)	(470)	(226)	(10)	(236)
Net income (loss) and comprehensive income (loss)	(210)	128	(82)	(143)	194	51

Talisman’s interest	51%	49%		51%	49%
Talisman’s share of income (loss) after tax	(107)	63	(44)	(73)	95	22
Cash dividends received by Talisman	-	-	-	-	-	-
1.	Balances represent respective entity’s 100% share.

Summarized Statements of Cash Flows	Three months ended September 30, 2014			Three months ended September 30, 2013
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Operating activities
Net income (loss)	(59)	35	(24)	(10)	67	57
Add: Finance costs (cash and non-cash)	27	-	27	23	2	25
Items not involving cash	(87)	53	(34)	119	39	158
Changes in non-cash working capital	24	48	72	(147)	22	(125)
Cash provided by (used in) operating activities	(95)	136	41	(15)	130	115

Investing activities
Capital expenditures	(237)	(62)	(299)	(268)	(55)	(323)
Loans to shareholders	-	(24)	(24)	-	-	-
Other	(19)	12	(7)	76	(35)	41
Cash used in investing activities	(256)	(74)	(330)	(192)	(90)	(282)

Financing activities
Common shares issued	365	-	365	-	-	-
Loans from shareholders, net of repayments	(12)	-	(12)	245	-	245
Finance costs (cash)	(10)	-	(10)	(12)	(2)	(14)
Other	10	-	10	-	-	-
Cash provided by (used in) financing activities	353	-	353	233	(2)	231
1.	Balances represent respective entity’s 100% share.

Summarized Statements of Cash Flows	Nine months ended September 30, 2014			Nine months ended September 30, 2013
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Operating activities
Net income (loss)	(210)	128	(82)	(143)	194	51
Add: Finance costs (cash and non-cash)	94	1	95	62	2	64
Items not involving cash	35	154	189	355	146	501
Changes in non-cash working capital	(65)	21	(44)	(87)	(34)	(121)
Cash provided by (used in) operating activities	(146)	304	158	187	308	495

Investing activities
Capital expenditures	(890)	(131)	(1,021)	(672)	(166)	(838)
Proceeds of dispositions	-	14	14	-	-	-
Loans to shareholders	-	(61)	(61)	-	(100)	(100)
Other	87	(3)	84	73	(92)	(19)
Cash used in investing activities	(803)	(181)	(984)	(599)	(358)	(957)

Financing activities
Common shares issued	365	-	365	-	-	-
Loans from shareholders, net of repayments	674	-	674	421	-	421
Finance costs (cash)	(40)	-	(40)	(27)	(2)	(29)
Other	2	-	2	-	-	-
Cash provided by (used in) financing activities	1,001	-	1,001	394	(2)	392
1.	Balances represent respective entity’s 100% share.

The summarized financial information presented is the amounts included in the financial statements of the joint venture entities adjusted for fair value adjustments made at the time of acquisition, as appropriate. The fair value adjustments related to the Company's jointly controlled equity interest in Equion principally relate to property, plant and equipment, provisions and the related indemnification asset and goodwill.

TSEUK Joint Venture
Throughout 2014, TSEUK has been challenged with respect to asset uptime, declining production and emerging potential increases to development and decommissioning cost estimates. These challenges will be factored into the Company’s reserves, planning and impairment processes due to be completed in the fourth quarter of 2014. An adverse movement in any of these factors will result in lower estimated future cash flows than previously anticipated, and under these circumstances there is a risk of impairments. Management expects to reach its conclusions and book impairments, if any, in the fourth quarter. The total value of the Company’s investment in TSEUK at September 30, 2014 is $637 million. The magnitude of potential impairments could result in a material reduction in the carrying value of the Company’s investment in TSEUK.

During the nine month period ended September 30, 2014, TSEUK recorded an impairment of $100 million (net to Talisman), due to an increase in the decommissioning obligation and assets caused by a decrease in the discount rate used to measure decommissioning liabilities.

In June 2014, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $1.26 billion, of which Talisman’s share was $643 million, which settled shareholder loans of $1.24 billion and accrued interest of $18 million, of which Talisman’s share was $634 million and $9 million, respectively.

In addition, the shareholders of TSEUK provided an equity funding facility totaling $1.2 billion to TSEUK in June 2014, of which Talisman is committed to $612 million, for the purpose of funding capital, decommissioning and operating expenditures of TSEUK. TSEUK may fund operating expenditures under this facility to a maximum amount of $150 million.  This facility expires on June 30, 2015. During the three months ended September 30, 2014, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $365 million under this facility, of which Talisman’s share was $186 million. As at September 30, 2014, remaining facility commitment is $835 million, of which the Company’s share is $426 million.

The shareholders of TSEUK have provided an unsecured loan facility with a borrowing limit of $2.4 billion to TSEUK, of which Talisman is committed to $1.2 billion, for the purpose of funding capital expenditures of TSEUK.  As at September 30, 2014, $1.0 billion has been drawn under this facility, of which Talisman’s share is $521 million (December 31, 2013 - $812 million).  Remaining borrowing capacity under this facility as at September 30, 2014 is $740 million. Loans under this facility bear interest at the UK interest rate swap rate plus 2.5%, and are repayable quarterly in equal installments based upon a five year repayment period calculated from the date each loan is advanced.  All outstanding loans mature December 31, 2017, although the maturity date may be extended from time to time upon agreement between the shareholders and TSEUK.  Prior to the maturity date, TSEUK may repay, in full or in part, the balance outstanding on any loan under this facility.

TSEUK is required to provide demand letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). Refer to “Liquidity Risk” in note 16.

Equion Joint Venture
During the three months ended September 30, 2014, Equion declared dividends payable to the shareholders in the amount of $570 million, of which Talisman’s share was $279 million.  The Company has recorded dividends receivable of $279 million with a corresponding reduction in the equity investment in Equion.

The loan due to Equion of $318 million (December 31, 2013 - $288 million) is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

There have been no significant changes in expected future commitments of TSEUK and Equion, and the timing of those payments, since December 31, 2013.

Investments in Joint Operations
Talisman accounts for joint operations using proportionate consolidation.  Talisman’s interest in the Talisman Sasol Montney Partnership (TSMP) was accounted for as a joint operation and proportionately consolidated as Talisman shared its interests in the partnership assets based on the Company’s 50% ownership interest and was jointly and severally liable for the obligations of the partnership. TSMP’s principal place of operations and country of incorporation was Canada. In 2013, Talisman reached an agreement to sell part of its Montney acreage in British Columbia, which included Talisman’s interest in TSMP. Talisman’s interest in TSMP was therefore classified as assets held for sale as at December 31, 2013. Talisman completed the sale during the three month period ended March 31, 2014 (note 4).

Investments in Associate
Talisman held a 12.152% interest in Ocensa whose principal place of operations and country of incorporation is Colombia. On January 17, 2013, Ocensa’s shareholders approved a resolution to change the nature of Ocensa’s business from a cost recovery operating model to a profit oriented operating model, and certain elements of the governance structure within Ocensa.  Among these changes, the arrangement for appointing the Board of Directors was modified, which provided Talisman with the ability to appoint one director to Ocensa’s Board based upon its ownership interest in Ocensa.  Talisman was able to exercise significant influence over Ocensa from its ability to participate in the significant operating and financing decisions of Ocensa and as a result, Talisman accounted for its investment in Ocensa using the equity method commencing January 17, 2013 until December 19, 2013, when Talisman sold its 12.152% equity interest in Ocensa. In addition, Talisman obtained the option to sell, on a temporary or permanent basis, all or a part of its entitlement to shipping capacity on the Ocensa pipeline (the Transportation Rights). As a result of this change, Talisman attributed $108 million to the Transportation Rights given its ability to sell excess transportation capacity in the Colombian markets. After the sale of its interest in Ocensa, Talisman retained its crude oil transportation rights and its right to generate third party revenue from sales of excess capacity (note 7).

The following table summarizes the financial information of Ocensa. No summarized balance sheet of Ocensa is presented as there was no investment balance at the beginning or end of 2012 and 2013, or as at September 30, 2014.

	Three months ended September 30		Nine months ended September 30
Summarized Statements of Income1	2014	2013	2014	2013
Revenue	-	338	-	922
Expenses (including income taxes)	-	209	-	571
Net income and comprehensive income	-	129	-	351
Talisman’s Interest	-	12.152%	-	12.152%
Talisman’s share of net income and comprehensive income	-	16	-	43

	Three months ended September 30		Nine months ended September 30
Summarized Statements of Cash Flows1	2014	2013	2014	2013
Operating Activities
Net income	-	129	-	351
Items not involving cash	-	57	-	177
Changes in non-cash working capital	-	77	-	402
Cash provided by operating activities	-	263	-	930

Cash used in investing activities	-	(12)	-	(19)

Cash used in financing activities	-	(557)	-	(612)
1.   Talisman recognized Ocensa as an associate effective January 17, 2013, when Talisman gained significant influence, until December 19, 2013 when the Company sold its 12.152% equity interest in Ocensa.

6. GOODWILL
Continuity of goodwill	Nine months ended September 30, 2014	Year ended December 31, 2013
Balance, beginning of period	575	775
Reclassified to assets held for sale (note 4)	-	(14)
Disposals	(7)	(1)
Impairments	-	(185)
Balance, end of period	568	575

During 2013, the Company recorded a non-taxable impairment of $185 million relating to North Sea goodwill arising from diminution of the Company’s view of the value of its North Sea assets.

The Company’s goodwill balance includes $287 million relating to the North Sea. The value of North Sea goodwill is supported by a combination of United Kingdom and Norway asset values, and any potential future diminution of those valuations, as referenced in note 5, will increase the risk of impairment of North Sea goodwill.

7. OTHER ASSETS
	September 30, 2014	December 31, 2013
Accrued pension asset	3	-
Decommissioning sinking funds	54	50
Transportation rights (net of $14 million accumulated depreciation) (note 5)	94	100
Income taxes receivable	10	-
Other	17	10
Total	178	160

8. YME REMOVAL OBLIGATION
In March 2013, Talisman, acting on behalf of its partners in the Yme field in Norway, entered into an agreement with the platform contractor. This agreement terminated all existing Yme contracts and outstanding disputes between the Yme partners and the platform contractor, set out the provisions regarding the removal of the existing above-surface Yme structure, the delivery of the existing above-surface Yme structure to the platform contractor (which Talisman, acting on behalf of the Yme partners, will complete as the “Talisman Works”) and provided for a payment of $470 million from the platform contractor to the Yme partners to fund the cost of the Talisman Works.  The Yme partners agreed to deposit $409 million into an escrow account, which can only be withdrawn for purposes of settling costs and liabilities associated with the Talisman Works.

As at September 30, 2014, Talisman’s share of the liability associated with the Talisman Works in the amount of $214 million has been recorded as the Yme removal obligation of which $195 million has been classified as current, as it is expected to be settled within the next twelve months, while the remaining $19 million has been classified as long-term.  Talisman’s share of the cash held in the escrow account in the amount of $177 million has been recorded as restricted cash, all of which has been classified as current.  During the three and nine month periods ended September 30, 2014, $9 million and $38 million in eligible expenditures, respectively, were incurred on the Talisman Works which reduced both the restricted cash and the Yme removal obligation by an equal amount.

9. OIL AND GAS ASSETS
The cost and accumulated DD&A of the Company’s PP&E (including corporate assets) and E&E assets are as follows:

	PP&E	E&E assets	Total

Cost
At December 31, 2012	21,550	5,577	27,127

Additions	1,943	522	2,465
Disposals and derecognition	(354)	(39)	(393)
Transfers from E&E assets to PP&E	481	(481)	-
Change in decommissioning liabilities	271	(5)	266
Expensed to dry hole	-	(89)	(89)
Transfers to assets held for sale	(852)	(92)	(944)

At December 31, 2013	23,039	5,393	28,432

Additions	1,235	343	1,578
Disposals and derecognition	(1,835)	-	(1,835)
Transfers from E&E assets to PP&E	177	(177)	-
Change in decommissioning liabilities	159	23	182
Expensed to dry hole	-	(64)	(64)

At September 30, 2014	22,775	5,518	28,293

Accumulated DD&A
At December 31, 2012	11,088	2,258	13,346

Charge for the period	1,921	-	1,921
Disposals and derecognition	(269)	(36)	(305)
Impairment losses	755	17	772
Impairment reversals	-	(11)	(11)
Transfers to assets held for sale	(208)	-	(208)

At December 31, 2013	13,287	2,228	15,515

Charge for the period	1,425	7	1,432
Disposals and derecognition	(1,599)	-	(1,599)
Impairment losses, net of reversals (note 10)	28	130	158
Transfers from PP&E to E&E assets	(20)	20	-
		.
At September 30, 2014	13,121	2,385	15,506

Net book value
At September 30, 2014	9,654	3,133	12,787
At December 31, 2013	9,752	3,165	12,917
At December 31, 2012	10,462	3,319	13,781

10. IMPAIRMENT
	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Impairment losses
E&E assets	-	1	130	20
PP&E	-	3	60	3
	-	4	190	23

Impairment reversals
E&E assets	-	(2)	-	(20)
PP&E	-	-	(32)	(3)
	-	(2)	(32)	(23)
Net Impairment (reversal)	-	2	158	-

During the three month period ended September 30, 2014, the Company did not record any impairment losses or reversals.

During the nine month period ended September 30, 2014, the Company recorded an impairment of $60 million in Norway ($13 million after tax), due to an increase in the decommissioning obligation and asset caused by a 1% decrease in the real discount rate used to measure decommissioning liabilities (note 11), and a $130 million impairment expense relating to the withdrawal from an exploration license in Norway. The Company also recorded an impairment reversal of $32 million in North America, due to the estimated recoverable amount of assets held for sale exceeding their carrying amounts.

During the three months ended September 30, 2014, the Company declared commerciality and filed a development plan for the K44 license in the Kurdistan Region of Iraq. The Kurdistan Regional Government (KRG) has requested revisions to the development plan, which will require further negotiations between the K44 partners and the KRG within the contractual framework set out in the production sharing contract. The carrying value of the Company’s investment in K44 is $234 million at September 30, 2014.

During the nine month period ended September 30, 2013, the Company recorded $12 million of impairment expense relating to its exit from Sierra Leone, and $7 million of impairment expense relating to Yme in Norway. The Company also recorded impairment reversals of $21 million in the North Sea, due primarily to a reduction in the decommissioning obligation and assets caused by a 1% increase in the real discount rate used to measure decommissioning liabilities.

11. DECOMMISSIONING LIABILITIES

Continuity of decommissioning liabilities	Nine months ended September 30, 2014	Year ended December 31, 2013
Balance, beginning of period	1,769	1,557
Liabilities incurred during the period	5	73
Liabilities settled during the period	(45)	(77)
Accretion expense (note 12)	40	36
Revisions in estimated cash flows	(1)	405
Change in discount rate	178	(212)
Disposals	(77)	(4)
Reclassified to liabilities associated with assets held for sale (note 4)	-	(9)
Balance, end of period	1,869	1,769
Expected to be settled within one year	43	42
Expected to be settled in more than one year	1,826	1,727
	1,869	1,769

The provision has been discounted using a weighted average credit-adjusted risk free rate of 2.8% at September 30, 2014 (December 31, 2013 – 3.8%), which excludes the impact of inflation.

12. FINANCE COSTS
	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Interest on long-term debt	66	68	203	203
Miscellaneous interest expense and other fees	8	9	23	25
Accretion expense (note 11)	11	10	40	26
Less: interest capitalized	-	-	-	(10)
	85	87	266	244

Interest capitalization ceased in the HST/HSD blocks in Vietnam upon first production in May 2013.

13. LONG-TERM DEBT
	September 30, 2014	December 31, 2013
Bank Credit Facilities	-	250
Commercial Paper	341	544
Tangguh Project Financing	46	81
Debentures and Notes (Unsecured)
US$ denominated	3,904	3,951
UK£ denominated (UK£250 million)	404	413
Gross debt	4,695	5,239
Less: current portion	(722)	(882)
Long-term debt	3,973	4,357

During the three and nine month periods ended September 30, 2014, Talisman repaid debt of $18 million and $897 million, respectively. The current liability of $722 million consists of $341 million in commercial paper, $375 million of 5.125% notes, and $6 million in Tangguh project financing.

Bank Credit Facilities and Commercial Paper
At September 30, 2014, Talisman had unsecured credit facilities totaling $3.2 billion, consisting of facilities of $3 billion (Facility No. 1), maturing March 19, 2019 and $200 million (Facility No. 2), maturing October 21, 2019.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers’ acceptances, US$ base rate loans, LIBOR-based loans and letters of credit.  In addition, drawings to a total of $1.0 billion are available in the form of letters of credit.  Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ bankers’ acceptances, US$ base rate loans, LIBOR-based loans and letters of credit.

At September 30, 2014, $341 million of commercial paper was outstanding. Available borrowing capacity was $2.9 billion at September 30, 2014.

On May 5, 2014, Talisman amended certain terms of Facility No.1, converting the denomination to US dollars, extending the facility to $3 billion, and extending the term to five years maturing on March 19, 2019.

On August 12, 2014, the maturity date of Facility No.2 was extended to October 21, 2019.

Talisman is in compliance with all of its debt covenants.  The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter.

14. OTHER LONG-TERM OBLIGATIONS
	September 30, 2014	December 31, 2013
Accrued pension and other post-employment benefits liability	128	114
Deferred credits	52	33
Long-term portion of discounted obligations under finance leases	36	44
Long-term portion of share-based payments liability (note 15)	17	10
Other	53	45
	286	246

The fair value of financial liabilities included above approximates the carrying amount.

15. SHARE CAPITAL AND SHARE-BASED PAYMENTS

Authorized
Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Common Shares Issued
Continuity of common shares	Nine months ended September 30, 2014		Year ended December 31, 2013
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,031,356,870	1,723	1,025,449,730	1,639
Issued on exercise of stock options	478,244	5	3,223,810	41
Shares purchased and held in trust for long-term PSU plan	(1,769,900)	(17)	(100,000)	(1)
Shares released from trust for long-term PSU plan	1,956,772	31	2,783,330	44
Balance, end of period	1,032,021,986	1,742	1,031,356,870	1,723

Subsequent to September 30, 2014, no stock options were exercised for shares and 450,000 common shares were purchased and held in trust for the long-term PSU plan.  There were 1,031,571,986 common shares outstanding at October 30, 2014.

During the three month period ended September 30, 2014, Talisman declared common share dividends of $0.0675 per share for an aggregate dividend of $69 million.  During the nine month period ended September 30, 2014, Talisman declared common share dividends of $209 million.

Preferred Shares Issued
Continuity of preferred shares	Nine months ended September 30, 2014		Year ended December 31, 2013
	Shares	Amount	Shares	Amount
Cumulative Redeemable Rate Reset First Preferred Shares, 4.2% Series 1:
Balance, beginning and end of period	8,000,000	191	8,000,000	191

During the three month period ended September 30, 2014, Talisman declared preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million. During the nine month period ended September 30, 2014, Talisman declared preferred share dividends of $6 million.

Share-Based Payments1
	Options	Restricted Share Units (RSU)	Deferred Share Units (DSU)	Long-term Performance Share Units (PSU)
Continuity of share-based payment plans	Number of shares underlying options	Number of units	Number of units	Number of units
Outstanding at December 31, 2013	43,285,254	7,005,696	1,932,380	12,496,313
Employees transferred from TSEUK	-	105,397	-	-
Granted	-	7,875,044	1,077,274	1,341,145
Dividend equivalent	-	208,333	59,055	212,966
Exercised for common shares/settled	(518,834)	(2,520,986)	(109,653)	(1,956,772)
Surrendered for cash	(27,812)	-	-	-
Forfeited	(7,825,962)	(1,280,089)	-	(1,495,792)
Outstanding at September 30, 2014	34,912,646	11,393,395	2,959,056	10,597,860
Exercisable at September 30, 2014	30,660,912

Weighted average grant price during period	$nil			$11.05

1.   Dollar amounts in share-based payments tables are provided in C$.

During the three month period ended September 30, 2014, the Company recorded a share-based payments recovery of $17 million (2013 - $6 million expense) in respect of the following plans: stock options - $25 million recovery, cash units - $1 million recovery, PSUs - $10 million expense, RSUs - $2 million expense, and DSUs - $3 million recovery.   The share-based payments expense includes cash payments of $2 million (2013 - $nil) to employees in settlement of fully accrued share-based payments liabilities for RSUs, stock options and cash units exercised in the period. In general and administrative expense in the condensed Consolidated Statement of Income (Loss), the Company recognized a $nil DSU expense relating to the directors and executive deferrals.

During the nine month period ended September 30, 2014, the Company recorded a share-based payments recovery of $24 million (2013 - $30 million expense) in respect of the following plans: stock options $70 million recovery, cash units - $2 million expense, PSUs - $28 million expense, RSUs - $15 million expense, and DSUs - $1 million expense. The share-based payments expense includes cash payments of $20 million (2013 - $4 million) to employees in settlement of fully accrued share-based payments liabilities for RSUs, stock options and cash units exercised in the period. In general and administrative expense in the condensed Consolidated Statement of Income (Loss), the Company recognized $1 million DSU recovery relating to the directors and executive deferrals.

Of the combined obligation for cash-settled stock option, cash unit, DSU and RSU plans of $95 million (December 31, 2013 – $152 million), $78 million (December 31, 2013 – $142 million) is included in accounts payable and accrued liabilities on the interim condensed Consolidated Balance Sheets and $17 million (December 31, 2013 – $10 million) is included in other long-term obligations.

In April 2014, Talisman granted RSUs under the “Global Restricted Share Unit Plan for Eligible Employees of Talisman Energy Inc. and its affiliates”. All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the common shares at the vest date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as ‘dividend equivalent RSUs’). One third of the RSUs granted will be paid on the grant anniversary date every year for the three years following the grant date.  In April 2014, non-executive employees were granted a total of 7.8 million RSUs.

Subsequent to September 30, 2014, no stock options were granted, surrendered for cash, or exercised for shares, and 667,596 were forfeited with 34,245,050 outstanding at October 30, 2014.  Subsequent to September 30, 2014, no PSUs were granted, long-term PSUs forfeitures were reduced by 10,116, with 10,607,976 outstanding at October 30, 2014. Subsequent to September 30, 2014, no RSUs were granted, 19,266 were exercised and 113,981 were forfeited, with 11,260,148 outstanding at October 30, 2014. There were 226 DSUs granted subsequent to September 30, 2014, no DSUs were exercised, with 2,959,282 outstanding at October 30, 2014.

16. FINANCIAL INSTRUMENTS
Talisman’s financial assets and liabilities at September 30, 2014 consisted of cash and cash equivalents, accounts receivable, available-for-sale investments, bank indebtedness, accounts payable and accrued liabilities, loans from joint ventures, long-term debt (including the current portion) and risk management assets and liabilities arising from the use of derivative financial instruments.

Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and loans from joint ventures approximate their carrying values due to the short-term maturity of those instruments.

Borrowings under bank credit facilities are short-term in nature and are market rate-based, thus, carrying value approximates fair value.  The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.  The fair values of private notes are based on estimations provided by third parties.  The fair value of Talisman’s floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate.  The fair value of Talisman’s long-term debt (including the current portion) at September 30, 2014 was $5.2 billion (December 31, 2013 - $5.5 billion), while the carrying value was $4.7 billion (December 31, 2013 - $5.2 billion). The Company uses level 2 inputs as described below to estimate the fair value of the outstanding long-term debt as at September 30, 2014.

The fair values of all other financial assets and liabilities approximate their carrying values.

Risk management assets and liabilities are recorded at their estimated fair values. To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data. In addition to market information, the Company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.  The Company’s non-performance risk is determined based on third party quotes for the Company’s debt instruments with maturity dates that are similar, or in close approximation, to the maturity dates of the corresponding financial instrument. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable.

The three levels of the fair value hierarchy are as follows:

•
Level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives).  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis;

•
Level 2 – inputs other than quoted prices included within level 1 that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates and volatility factors, which can be observed or corroborated in the marketplace.  The Company obtains information from sources such as the New York Mercantile Exchange (NYMEX) and independent price publications; and

•
Level 3 – inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument’s fair value, such as the Company’s internally developed assumptions about market participant assumptions used in pricing an asset or liability, for example, an estimate of future cash flows used in the Company’s internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes.  If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.  The valuation of over-the-counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that rely primarily on market observable inputs.  Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as level 2.

Fair values for cross-currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract.  Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices.  Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability.

The following table presents the Company’s risk management assets and liabilities measured at fair value for each hierarchy level at September 30, 2014:

	Fair value measurements using
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Assets
Interest rate swaps	-	13	-	13
Commodity contracts	-	185	-	185
Liabilities
Commodity contracts	-	6	-	6

Risk Management Assets, Liabilities, Gains and Losses

Derivative instrument	Balance sheet presentation	September 30, 2014	December 31, 2013
Interest rate swaps	Current assets	13	13
Interest rate swaps	Non-current assets	-	6
Commodity contracts	Current assets	103	4
Commodity contracts	Non-current assets	82	14
Risk management assets		198	37

Commodity contracts	Current liabilities	6	101
Commodity contracts	Non-current liabilities	-	37
Risk management liabilities		6	138

During the three month period ended September 30, 2014, the Company recorded a gain on held-for-trading financial instruments of $428 million (2013 - $120 million loss) and a gain of $197 million for the nine month period ended September 30, 2014 (2013 - $21 million gain).

Currency Risk
Talisman operates internationally and is therefore exposed to foreign exchange risk.  Talisman’s primary exposure is from fluctuations in the US$ relative to the C$, UK£, and NOK.

Talisman manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currencies.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

In respect of financial instruments existing at September 30, 2014, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in an increase of $4 million in net income and a $4 million impact on comprehensive income during the three month period ended September 30, 2014.  A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk
Talisman is exposed to interest rate risk principally by virtue of its borrowings including loans from joint ventures.  Borrowing at floating rates exposes Talisman to short-term movements in interest rates.  Borrowing at fixed rates exposes Talisman to reset risk (i.e. at debt maturity).  Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt.  At September 30, 2014, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015.  During the three month and nine month periods ended September 30, 2014, the fair value of the fixed-to-floating interest rate swaps decreased by $nil and $7 million, respectively.

In respect of financial instruments existing at September 30, 2014, a 1% increase in interest rates would have resulted in a $5 million decrease in net income and a $5 million impact on comprehensive income during the three month period ended September 30, 2014.

Credit Risk
A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At September 30, 2014, approximately 87% of the Company's trade accounts receivable was current and the largest single counterparty exposure, accounting for 4% of the total, was with an investment grade counterparty.  Concentration of counterparty credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties.

Liquidity Risk
Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. At September 30, 2014, Talisman had unsecured credit facilities totaling $3.2 billion, consisting of facilities of $3 billion (Facility No. 1), maturing March 19, 2019 and $200 million (Facility No. 2) maturing October 21, 2019. Available borrowing capacity was $2.9 billion at September 30, 2014.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At September 30, 2014, demand letters of credit guaranteed by the Company totaling $1.1 billion were issued, of which $1.0 billion were issued from uncommitted facilities.  Of that total, $0.8 billion is provided as security for the costs of decommissioning obligations in the UK, as described below. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

TSEUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the United Kingdom pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). At the commencement of the joint venture, Addax assumed 49% of the decommissioning obligations of TSEUK; Addax’s parent company, China Petrochemical Corporation (Sinopec), has provided an unconditional and irrevocable guarantee for this 49% of the UK decommissioning obligations.

The United Kingdom Government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the Government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after-tax basis and reducing the value of letters of credit required to be posted correspondingly. TSEUK has entered into a Decommissioning Relief Deed with the United Kingdom Government and continues to negotiate with counterparties to amend all DSAs accordingly.

At September 30, 2014, TSEUK has $2.5 billion of demand shared facilities in place under which letters of credit of $1.6 billion have been issued. Total letters of credit issued by TSEUK have been reduced from $1.8 billion at July 1, 2014 to $1.6 billion at September 30, 2014, as a result of selective letters of credit that are now posted on an after-tax basis. The Company intends to complete the process of replacing the remaining letters of credit as planned during the remainder of 2014, recognizing that beneficiary approval is required for these to be placed on an after-tax basis. The Company guarantees 51% of all letters of credit issued under these shared facilities.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of TSEUK.

At September 30, 2014, TSEUK’s total recorded decommissioning liabilities were $3.4 billion. Decommissioning estimates are subject to a significant amount of management judgment given the long dated nature of the assets and the timing of remediation upon cessation of production. The Company reviews its assessment of decommissioning liabilities annually, or where a triggering event causes a review, taking into account new information and industry experience.  Management is in the process of reviewing the latest decommissioning liability estimates and believes, based on emerging information, that there is a possibility of increases being confirmed as the process is progressed. At this stage, management has not concluded on the magnitude of the adjustments, if any, but will progress the review process, and make any necessary adjustments to remediation liabilities, in future periods.

Any changes to decommissioning estimates influence the value of letters of credit to be provided pursuant to DSAs. In addition, the extent to which shared facility capacity is available, and the cost of that capacity, is influenced by the Company’s Investment Grade credit rating.

Except for commodity price derivative contracts that mature as noted below, long-term debt that matures as outlined in note 13 and other long-term obligations detailed in note 14, all of the Company’s financial liabilities are due within one year.

Commodity Price Risk
Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas and NGLs.  Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors.  The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

The Company had the following commodity price derivative contracts outstanding at September 30, 2014, none of which are designated as hedges:
Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl	Fair value asset (liability)
Dated Brent oil index	2014 Oct – Dec	10,000	95.00/110.07	2
Dated Brent oil index	2014 Oct – Dec	10,000	90.00/105.22	-
NYMEX WTI oil index	2014 Oct – Dec	5,000	80.00/95.00	-
Dated Brent oil index	2015 Jan – Dec	5,000	90.00/100.01	(2)
NYMEX WTI oil index	2015 Jan – Dec	5,000	80.00/95.02	-
Dated Brent oil index	2015 Jan – Dec	20,000	90.00/106.16	5
Dated Brent oil index	2016 Jan – Dec	5,000	90.00/108.00	3
NYMEX WTI oil index	2016 Jan – Dec	5,000	85.00/95.95	6
				14

Fixed priced swaps (Oil)	Term	bbls/d	$/bbl	Fair value asset (liability)
NYMEX WTI oil index	2014 Oct - Dec	2,500	91.91	-
Dated Brent oil index	2014 Oct - Dec	10,000	104.02	9
NYMEX WTI oil index	2014 Oct - Dec	10,000	94.28	4
Dated Brent oil index	2014 Oct - Dec	10,000	103.31	8
Dated Brent oil index	2014 Oct - Dec	8,000	111.79	13
WCS Differential	2014 Nov - Dec1	6,500	(21.55)	(2)
Dated Brent oil index	2015 Jan - Dec	10,000	100.46	14
Dated Brent oil index	2015 Jan - Dec	1,000	104.00	3
Dated Brent oil index	2015 Jan - Dec	9,000	100.59	13
NYMEX WTI oil index	2015 Jan - Dec	5,000	96.36	16
WCS Differential	2015 Jan - Mar	6,500	(21.55)	(2)
Dated Brent oil index	2016 Jan - Dec	10,000	98.01	6
Dated Brent oil index	2016 Jan - Dec	5,000	100.29	7
Dated Brent oil index	2016 Jan - Dec	10,000	102.98	24
				113

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf	Fair value asset (liability)
NYMEX HH LD	2014 Nov - Dec1	94,936	4.21/4.71	-
NYMEX HH LD	2014 Nov - Dec1	47,468	4.21/4.64	-
NYMEX HH LD	2014 Nov - Dec1	47,468	4.21/4.99	-
NYMEX HH LD	2015 Jan - Dec	47,468	4.23/4.87	4
NYMEX HH LD	2015 Jan - Dec	94,936	4.21/5.06	9
NYMEX HH LD	2016 Jan - Dec	47,468	4.21/4.75	2
NYMEX HH LD	2016 Jan - Dec	47,468	4.21/4.87	3
				18

Fixed priced swaps (Gas)	Term	mcf/d	$/mcf	Fair value asset (liability)
NYMEX HH LD	2014 Nov - Dec1	47,468	4.24	-
NYMEX HH LD	2014 Nov - Dec1	47,468	4.25	-
NYMEX HH LD	2014 Nov - Dec1	47,468	4.34	-
NYMEX HH LD	2014 Nov - Dec1	47,468	4.42	-
NYMEX HH LD	2014 Nov - Dec1	47,468	4.44	-
NYMEX HH LD	2014 Nov - Dec1	47,468	4.29	-
NYMEX HH LD	2014 Nov - Dec1	47,468	4.43	-
NYMEX HH LD	2015 Jan - Dec	47,468	4.54	6
NYMEX HH LD	2015 Jan - Dec	47,468	4.39	3
NYMEX HH LD	2015 Jan - Dec	47,468	4.39	3
NYMEX HH LD	2015 Jan - Dec	47,468	4.48	4
NYMEX HH LD	2015 Jan - Dec	47,468	4.53	5
NYMEX HH LD	2015 Jan - Dec	47,468	4.55	6
NYMEX HH LD	2016 Jan - Dec	47,468	4.48	3
NYMEX HH LD	2016 Jan - Dec	42,721	4.55	4
				34

Fixed priced swaps (Power)	Term	MWh	$CAD/MWh	Fair value asset (liability)
Alberta Power	2014 Oct - Dec	7	74.66	-
Alberta Power	2015 Jan - Dec	5	73.72	-
Alberta Power	2016 Jan - Dec	2	73.83	-
Alberta Power	2017 Jan - Dec	1	74.75	-
Alberta Power	2018 Jan - Dec	1	74.75	-
				-
1.     The fair value balances as at September 30, 2014 do not include October 2014 commodity derivatives contracts that were settled in September.

Subsequent to September 30, 2014, the Company did not enter into any derivative contracts as at October 30, 2014.

In respect of outstanding financial instruments and assuming forward commodity prices in existence at September 30, 2014, an increase of $1/bbl in the price of oil and an increase of $0.10/mcf in the price of gas would have reduced the net fair value of commodity derivatives, thereby resulting in a decrease in net income of $39 million for the three month period ended September 30, 2014.  A similar decrease in commodity prices would result in an increase in net income of approximately $41 million for the three month period ended September 30, 2014.

17. CONTINGENCIES AND COMMITMENTS
Provisions and Contingencies
From time to time, Talisman is the subject of litigation arising out of the Company’s operations.  Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations.  While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation.  These claims are not currently expected to have a material impact on the Company’s financial position.

Commitments
During the nine month period ended September 30, 2014, as a result of the sale of the Company’s Montney acreage and non-core assets in western Canada, there was a total of $339 million decrease in the Company’s expected future commitments, including a $286 million decrease in transportation and processing commitments, a $50 million decrease in PP&E and E&E asset commitments, and a $3 million decrease in office lease commitments. There was a further $135 million decrease in the Company’s transportation and processing commitments in western Canada and Indonesia.  There have been no additional significant changes in the Company’s expected future commitments, and the timing of those payments, since December 31, 2013.

18. OTHER INCOME
	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Pipeline and customer treating tariffs	14	20	47	42
Investment income	4	6	14	10
Interest on loan to TSEUK (note 5)	4	7	23	16
Marketing and other income	13	8	30	15
	35	41	114	83

19. OTHER EXPENSES, NET
	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Foreign exchange (gain) loss	(18)	45	(15)	6
PP&E derecognition	4	1	4	1
Restructuring	1	6	18	34
Other miscellaneous	10	(5)	35	30
	(3)	47	42	71

20. INCOME TAXES
Current Income Tax Expense
	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
North America	(38)	(1)	(34)	(18)
Southeast Asia	94	149	318	453
North Sea	(6)	(2)	(12)	(36)
Other	8	25	46	58
Total	58	171	318	457

Deferred Income Tax (Recovery) Expense
	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
North America	(34)	(36)	10	(126)
Southeast Asia	7	(106)	20	(103)
North Sea	14	(35)	(132)	85
Other	(3)	(10)	-	(25)
Total	(16)	(187)	(102)	(169)

During the three months ended September 30, 2014, the Company recorded a $60 million benefit ($38 million current and $22 million deferred) as a result of a settlement of appeals in Canada.

21. SUPPLEMENTAL CASH FLOW
Items Not Involving Cash
	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Depreciation, depletion and amortization	458	482	1,407	1,367
Impairment, net of reversals	-	2	158	-
Dry hole	36	13	64	82
Share-based payments expense (recovery)	(17)	5	(23)	26
(Gain) loss on disposals	(6)	1	(560)	(58)
Unrealized (gain) loss on held-for-trading financial instruments	(420)	94	(292)	(61)
Deferred income tax recovery	(16)	(187)	(102)	(169)
Foreign exchange	(18)	38	(16)	3
Derecognition	4	1	4	1
(Income) loss from joint ventures and associates, after tax	13	(44)	44	(65)
Other	3	(4)	25	4
	37	401	709	1,130

Other Cash Flow Information
	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Cash interest paid	49	57	174	166
Cash interest received	-	10	24	21
Cash income taxes paid	115	152	446	485

22. CASH AND CASH EQUIVALENTS
Of the cash and cash equivalents balance of $237 million (December 31, 2013 - $364 million), $206 million (December 31, 2013 - $364 million) has been invested in bank deposits and the remainder in highly rated marketable securities with original maturities of less than three months.

23. INTERESTS IN SUBSIDIARIES
The interim condensed Consolidated Financial Statements include the financial statements of Talisman Energy Inc. and its directly or indirectly owned subsidiaries.  Transactions between subsidiaries are eliminated on consolidation.  The following table lists the material operating subsidiaries owned directly or indirectly by Talisman as at September 30, 2014:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Talisman Energy Canada1	Alberta	100%
Talisman Energy USA Inc.	Delaware	100%
Talisman Alberta Shale Partnership	Alberta	100%
Talisman Energy Norge AS	Norway	100%
Talisman (Corridor) Ltd.	Barbados	100%
Talisman (Vietnam 15-2/01) Ltd.	Alberta	100%
Talisman Malaysia Limited	Barbados	100%
Talisman Malaysia (PM3) Limited	Barbados	100%
Talisman (Algeria) BV	The Netherlands	100%

1.	Talisman Energy Canada is an Alberta general partnership which currently carries on substantially all of Talisman’s conventional Canadian oil and gas operations.

24. SEGMENTED INFORMATION
Talisman's activities are conducted in four geographic segments: North America, the North Sea, Southeast Asia and Other.  The North America segment includes operations and exploration in Canada and the US.  The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam, Papua New Guinea and Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK and Norway. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in the Kurdistan Region of Iraq. In 2013, the Company exited Poland and received government approval to transfer its interests in Sierra Leone.  Furthermore, the Company is in the process of exiting Peru. For ease of reference, all of the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment.  All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America (1)				Southeast Asia (2)
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of US$)	2014	2013	2014	2013	2014	2013	2014	2013
Revenue
Sales	427	428	1,445	1,213	494	551	1,591	1,593
Other income	18	17	45	43	-	1	1	1
Income (loss) from joint ventures and associates, after tax	-	-	-	-	-	-	-	-
Total revenue and other income	445	445	1,490	1,256	494	552	1,592	1,594
Segmented expenses
Operating	128	135	396	426	114	135	366	384
Transportation	26	23	65	79	13	15	40	44
DD&A	282	309	844	895	111	129	341	326
Impairment	-	3	(32)	3	-	1	-	1
Dry hole	-	-	-	-	6	14	34	66
Exploration	2	15	11	29	27	15	66	50
Other	10	-	41	46	1	-	3	8
Total segmented expenses	448	485	1,325	1,478	272	309	850	879
Segmented income (loss) before taxes	(3)	(40)	165	(222)	222	243	742	715
Non-segmented expenses
General and administrative
Finance costs
Share-based payments (recovery) expense
Currency translation
(Gain) loss on held-for-trading
financial instruments
(Gain) loss on asset disposals
Total non-segmented expenses
Income (loss) before taxes
Capital expenditure
Exploration	33	25	78	57	66	18	103	92
Development	315	322	871	958	59	76	205	260
Exploration and development	348	347	949	1,015	125	94	308	352
Acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			6,663	6,636			2,308	2,318
Exploration and evaluation assets			1,570	1,579			698	717
Goodwill			111	118			170	170
Investments in joint ventures and associates			-	-			-	-
Other			553	677			774	740
Asset held for sale			-	776			-	-
Segmented assets			8,897	9,786			3,950	3,945
Non-segmented assets
Total assets (5)
Decommissioning liabilities (5)			436	450			300	280

	Three months ended September 30		Nine months ended September 30
1. North America	2014	2013	2014	2013
Canada	177	209	635	608
US	268	236	855	648
Total revenue and other income	445	445	1,490	1,256
Canada			2,405	2,544
US			4,258	4,092
Property, plant and equipment (5)			6,663	6,636
Canada			946	905
US			624	674
Exploration and evaluation assets (5)			1,570	1,579

	Three months ended September 30		Nine months ended September 30
2. Southeast Asia	2014	2013	2014	2013
Indonesia	266	273	794	900
Malaysia	136	110	422	381
Vietnam	88	116	304	181
Australia	4	53	72	132
Total revenue and other income	494	552	1,592	1,594
Indonesia			980	1,023
Malaysia			752	707
Vietnam			342	460
Papua New Guinea			119	40
Australia			115	88
Property, plant and equipment (5)			2,308	2,318
Indonesia			40	19
Malaysia			81	83
Vietnam			178	145
Papua New Guinea			399	470
Exploration and evaluation assets (5)			698	717
5. Current year represents balances at September 30. Prior year represents balances at December 31.

	North Sea (3)				Other (4)				Total
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of US$)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Revenue
Sales	141	110	412	426	52	70	201	177	1,114	1,159	3,649	3,409
Other income	5	9	26	18	12	14	42	21	35	41	114	83
Income (loss) from joint ventures and associates, after tax	(30)	(5)	(107)	(73)	17	49	63	138	(13)	44	(44)	65
Total revenue and other income	116	114	331	371	81	133	306	336	1,136	1,244	3,719	3,557
Segmented expenses
Operating	76	57	245	214	21	11	44	24	339	338	1,051	1,048
Transportation	10	6	22	20	8	2	23	5	57	46	150	148
DD&A	60	33	187	123	5	11	35	23	458	482	1,407	1,367
Impairment	-	-	190	(14)	-	(2)	-	10	-	2	158	-
Dry hole	-	(1)	-	18	30	-	30	(2)	36	13	64	82
Exploration	9	5	35	33	15	31	50	96	53	66	162	208
Other	1	1	3	9	3	1	10	2	15	2	57	65
Total segmented expenses	156	101	682	403	82	54	192	158	958	949	3,049	2,918
Segmented income (loss) before taxes	(40)	13	(351)	(32)	(1)	79	114	178	178	295	670	639
Non-segmented expenses
General and administrative									95	106	305	320
Finance costs									85	87	266	244
Share-based payments (recovery) expense									(17)	6	(24)	30
Currency translation									(18)	45	(15)	6
(Gain) loss on held-for-trading									(428)	120	(197)	(21)
financial instruments
(Gain) loss on asset disposals									(6)	1	(560)	(58)
Total non-segmented expenses									(289)	365	(225)	521
Income (loss) before taxes									467	(70)	895	118
Capital expenditure
Exploration	3	3	20	38	28	39	118	97	130	85	319	284
Development	31	96	103	269	1	4	8	15	406	498	1,187	1,502
Exploration and development	34	99	123	307	29	43	126	112	536	583	1,506	1,786
Acquisitions									-	105	36	105
Proceeds on dispositions									(102)	(4)	(1,494)	(103)
Other non-segmented									10	19	30	29
Net capital expenditures									444	703	78	1,817
Property, plant and equipment			457	537			226	261			9,654	9,752
Exploration and evaluation assets			199	289			666	580			3,133	3,165
Goodwill			287	287			-	-			568	575
Investments in joint ventures and associates			637	206			704	920			1,341	1,126
Other			2,231	1,911			311	402			3,869	3,730
Asset held for sale			-	-			-	-			-	776
Segmented assets			3,811	3,230			1,907	2,163			18,565	19,124
Non-segmented assets											200	37
Total assets (5)											18,765	19,161
Decommissioning liabilities (5)			1,104	1,009			29	30			1,869	1,769

	Three months ended September 30		Nine months ended September 30
3. North Sea	2014	2013	2014	2013
Norway	146	119	438	444
Loss from TSEUK JV after tax	(30)	(5)	(107)	(73)
Total revenue and other income	116	114	331	371
Norway			457	537
Property, plant and equipment (5)			457	537
Norway			199	289
Exploration and evaluation assets (5)			199	289

	Three months ended September 30		Nine months ended September 30
4. Other	2014	2013	2014	2013
Algeria	27	67	134	164
Colombia6	54	66	172	172
Total revenue and other income	81	133	306	336
Algeria			226	260
Colombia			-	1
Property, plant and equipment (5)			226	261
Colombia			234	203
Kurdistan Region of Iraq			432	377
Exploration and evaluation assets (5)			666	580

5. Current year represents balances at September 30. Prior year represents balances at December 31.

6. Balances include after-tax equity income from Equion.